Filed Pursuant To Rule 433

Registration No. 333-275079

April 25, 2024

Blockchain & Digital Assets Virtual Investor Conference

HEAD OF WEALTH MANAGEMENT PLATFORMS & DUE DILIGENCE, GRAYSCALE INVESTMENTS, BROOKE STODDARD: At the OTC markets Blockchain and Digital Asset Virtual Investor Conference. And we really appreciate, uh, the opportunity to talk you through a couple of things. During this presentation, we're going to provide, uh, an introduction to our firm Grayscale. We're gonna walk through our platform of products and the unique way in which our crypto products evolve over a four step lifecycle. And then I'm gonna hand things over to my colleague Danielle, to do a deep dive into one of our 16 crypto products that has elicited a lot of investor interest in recent months and she'll take a detailed look into that. So before we get started, um, as we were introduced earlier, my name is Brooke Stoddard. I'm a VP on the distribution and partnerships team. I'm really honored to be here with my colleague Danielle, a senior associate on the distribution and partnerships team here at Grayscale. And let's go ahead and get started. Before I walk through a couple of slides, I'm gonna read a quick disclaimer. So, um, let's get that out of the way. All opinions expressed are solely the opinions of the speakers and do not reflect the opinions of grayscale or any of its affiliates. This webinar is for informational purposes only and is not intended to be, nor should it be construed or used as investment tax or legal advice, an investment recommendation. An IRA provider recommendation or an offer to sell or the solicitation of an offer to buy any digital asset or security grayscale its affiliates and clients may maintain positions in the digital assets or securities discussed on this webinar. With that, let's kick things off. As I mentioned, we'd like to accomplish a couple of things in our discussion with all of you. Today we're gonna give a brief overview of our firm Grayscale. We're gonna share a little bit of the story of the firm over the past 10 years and walk through some of the ways that the firm has been a pioneer in the crypto asset class. And then I'll hand things over to Danielle to walk through one of our products in detail. Grayscale is the world's largest crypto asset manager. We have a headquarters in Stanford, Connecticut. We have a team of a hundred very talented financial professionals. Many of us worked at traditional financial institutions before coming to Grayscale to provide investment solutions to help investors get exposure to the crypto asset class in new and innovative ways. And our platform manages about $35 billion across 16 crypto products, two ETFs and one private fund. If you've heard of Grayscale because of our Bitcoin product, you still might not know that the firm is 10 years old. Grayscale was founded in 2013 and crypto as an asset class as an asset class is only 15 years old. So Grayscale has a unique perspective on this industry in that we are a crypto specialist, we have expertise in this asset class, and cryptocurrency is the asset class on which we focus and build products. This is a simple visual of a couple of the ways that Grayscale has been a pioneer in the industry, um, and helped grow the crypto asset class over time through the use of innovative, uh, securities to help investors get exposure to cryptocurrency. So for example, in 2013, grayscale launched one of the world's first Bitcoin funds made available to accredited investors. And then in 2015 shares of that product became publicly quoted right here on OTC markets. Shares of that particular product traded on OTC markets from 2015 until early this year when the shares actually up-listed to a national exchange where they trade today as shares of a spot. Bitcoin ETF Grayscale also launched one of the world's first Ethereum funds for accredited investors back in 2017. And shares of that product became publicly quoted just two years later in 2019 on, you guessed it, OTC markets and shares of that product still trade there today, uh, for access by accredited and also non-accredited investors. I alluded to this as I started talking at the beginning of the presentation, but for the next couple of minutes I'd like to walk you through a pretty unique and customized four stage lifecycle that's 16 of our crypto products go through, um, as part of the way that they evolve and solve problems for investors along the way. And then as you can see on this slide, there's an individual product, one of the 16 that Danielle is gonna walk through in detail. If you think about cryptocurrency as an asset class, again, it's a young asset class and historically has been difficult for investors to access in many different ways. So grayscale came up with a way to help solve some of those access problems for investors. And that's where this four stage lifecycle has really been an area of pioneering for the firm. Let me walk through it a little bit simply on this particular slide and then in greater detail on the next one, grayscale cryptocurrency products start as private placement vehicles. That's stage one of the four step lifecycle. In stage two shares of the product become publicly quoted and that's when they start trading on OTC markets. Third, the product becomes SEC reporting. And then fourth, the product up lists as in ETF. And that has been the case with one of our products, the Bitcoin product that Grayscale has offered to investors over the past 10 years. This particular slide goes through the four stage lifecycle in a little bit more detail, and I'll walk through that too. As I mentioned, stage one is private placement. In the first stage of the lifecycle of one of our crypto products, private placement shares may be purchased by accredited investors that allows accredited investors to gain exposure to cryptocurrency in the form of a security. So they don't have to worry about having private keys or cold storage or a wallet. They can hold a security in their name to access the value of the underlying cryptocurrency. When these shares are purchased by accredited investors, there's a restricted holding period that's statutory and regulatory and that's a 12 month holding period for those investors. In stage two, grayscale works with OTC markets to obtain a public quotation. This serves a couple of purposes for the investors. One, it creates a liquidity opportunity for private placement investors who bought shares of the product. It allows for shares that are unrestricted, meaning have been held for over one year to be moved by investors from a transfer agent to a brokerage account or even to a tax advantage account, or in some cases a retirement account. And the unrestricted shares can be maintained there in a position for the investor or the investor can elect to sell those shares to gain liquidity and then redeploy capital into other investments, When the shares start trading publicly via the public quotation via OTC markets, it also opens up accessibility to non-accredited investors who can buy and sell those shares as well. Now, the third stage of the lifecycle is also very interesting and worth explaining. In this stage, grayscale voluntarily turns its crypto products into SEC reporting companies and there are a couple of ramifications for this. Grayscale takes a product and then basically increases the layers of transparency of the product for investors and also for regulators. This takes additional work by our firm, but think about how a public company, uh, files 10 Ks and 10 Qs and 8Ks. Grayscale does exactly the same thing for our crypto products, just in the same way that a public company would too. And those regulatory filings are available on our website for those products just as they're available on the SEC's website for the public to view and study as they're thinking about using the securities in their own portfolios. There's a second ramification of this process too that is also important to point out when a crypto product launched by grayscale becomes SEC reporting the initial lockup period, which I mentioned earlier as being 12 months is reduced and becomes six months. Now. Lastly, the fourth stage of the lifecycle for a crypto product launched at Grayscale is for shares to up list to a national exchange and to start trading as ETF shares. Of all of the products on our platform, we've been successful in moving one the Bitcoin fund through every stage of the lifecycle. Stage four is something that we hope to achieve with additional products at the right time and when regulators permit ETFs backed by other cryptocurrencies in addition to Bitcoin. So it's something that we'll be working on in the years ahead. Now, with that, I hope that was helpful. I hope that was a good overview of grayscale and the way that our products evolve, um, from a regulatory standpoint over time. And now I'm really excited to hand things over to my colleague Danielle to walk through one of those products that we referenced via the four stage lifecycle. Danielle, over to you.

SENIOR ASSOCIATE, DISTRIBUTION & PARTNERSHIPS GRAYSCALE INVESTMENTS, DANIELLE BIBEAULT: Thanks Brooke. So, you know, we've been talking about our suite of 16 crypto products and each of them offers passive exposure to an underlying cryptocurrency or in the case of the digital large cap fund to a basket of different crypto tokens. So the grayscale digital large cap fund offers exposure to a basket of the largest cryptocurrencies by market cap. It aims to cover about 70% of the crypto space. It's market cap weighted, and you just heard Brooke kind of talking about this four stage lifecycle from private placement to public quotation, SEC reporting and then ETF GDLC, which is the ticker for the grayscale digital large cap fund, falls into that SEC reporting bucket, meaning that it's available on the secondary market to any investor with a brokerage account at that secondary market price. Um, so anyone you know with no minimum and no holding period can go and get exposure to this basket in their brokerage account. Um, GDLC, you know, why would someone invest in GDLC as opposed to going and just like buying this basket themselves? Well, first of all, you know, it's rebalanced quarterly, so it simplifies a little bit. And for some investors that's a huge plus. Um, it's also available, like I said, in your brokerage account, which is a little bit easier for someone who's maybe having their first foray into crypto. Just wants, you know, large cap exposure, doesn't want the challenges and the nuances of buying, storing, safekeeping the tokens themselves. This is a way, you know, with all of your other securities, you can also get exposure to this basket of large cap digital assets. Lastly, it's available, um, in retirement accounts just like any other security. So any other, you know, OTC markets traded security that you can buy in an IRAA self-directed IRA, sometimes even a 401k, you can buy GDLC and very easily, very quickly get exposure to a basket of cryptocurrencies. Um, so those are just a few of, I would say like the main benefits of GDLC. It's a Cayman LLC, um, and it's something, you know, I think a lot of investors look at and consider when they're kind of starting to explore the crypto space. They want exposure to Bitcoin, to Ethereum, you know, it's very heavily weighted to those two just because it is market cap weighted. But then they also want, you know, a little bit of smaller tokens as well that are still gonna be those largest kind of blue chip largest market cap tokens. So with that, you know, we have a couple of disclosures, um, that you saw there. And then, you know, if you have any questions or if you want to continue the conversation with our team, definitely don't hesitate to reach out to info@grayscale.com. Um, I see we're getting a couple of questions here. Some are around custody. So for all of our crypto products, we use Coinbase institutional custody. Um, so they are the custodian. All of our assets are actually held in cold storage, which means they're completely offline and they're not in hot wallets. So that's definitely another plus for a lot of our investors is the safety and safekeeping of the assets versus trying to hold them in cold storage and keep the assets safe yourself. I'm not seeing too many other questions. Um, Brooke, did you have anything else to cover?

STODDARD: Yeah, I see a question, um, regarding ETH ETFs. I'm happy to take that one. Uh, there is, uh, is clearly a lot of demand for ETFin the form of the an ETF wrapper now that we have Bitcoin in the form of an ETF wrapper. Um, this is of course a situation where asset managers, including Grayscale, uh, would like to market and distribute an ETH ETF, um, when appropriate and when permitted by regulators. So we are certainly a firm, um, that would like to make that type of product available to investors, um, from individual investors to institutions. And we certainly look forward to having the, the permission, um, to be able to do that at some point in the future.

BIBEAULT: Um, I also see a question around discounts. So to that point, um, like I said earlier, you know, when you're buying GDLC in the secondary market, it's going to be at whatever that secondary market price is, which can sometimes be at a premium or at a discount to the net asset value of the underlying tokens. Um, so right now GDLC is trading at a discount to the underlying tokens, which for some investors can be attractive, but it's definitely something that every investor should look into, um, and consider when making decisions. So anything purchased in the secondary market is at prices decided by the secondary market just based off of supply and demand. And with that, I think, um, I think that covers most of the questions that we've had come in. So thank you so much to everyone for joining and for OTC markets for having us. Um, we really appreciate the time and the opportunity to be here today.

STODDARD: Thank you so much.

BIBEAULT: Thank you.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.